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15045764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 25 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-48481

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beta Capital Management, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue, Suite 1201
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Idelma Hervis 305-358-8814
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Noelia Povedano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beta Capital Management, L.P., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

CEO

(Title)

(Notary Public)

MICHAEL MIRANDA
MY COMMISSION # EE 177672
EXPIRES: July 9, 2016
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

Beta Capital Management, L.P.

Statement of Financial Condition

December 31, 2014

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Beta Capital Management, L.P.
Miami, Florida

We have audited the accompanying statement of financial condition of Beta Capital Management, L.P. as of December 31, 2014. This financial statement is the responsibility of Beta Capital Management, L.P.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Beta Capital Management, L.P. as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

Kaufman, Rossin & Co.

February 19, 2015
Miami, Florida

BETA CAPITAL MANAGEMENT, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CASH AND CASH EQUIVALENTS, INCLUDING $199,799 SEGREGATED FOR EXCLUSIVE BENEFIT OF CUSTOMERS (NOTE 2)	$	1,328,291
RECEIVABLE FROM BROKER (NOTE 2)		336,605
DEPOSIT AT BROKERS (NOTE 2)		700,001
PROPERTY AND EQUIPMENT (NOTE 4)		231,602
OTHER ASSETS		166,985
	$	2,763,484

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Commissions payable	$	701,039
Accounts payable and accrued liabilities		409,718
Total liabilities		1,110,757
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
PARTNERS' CAPITAL		1,652,727
	$	2,763,484

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Beta Capital Management, L.P. (the Partnership) is registered with the Securities and Exchange Commission as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities. The Partnership acts in an agency and riskless principal capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission.

Government and Other Regulation

The Partnership's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Partnership is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Partnership considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Partnership may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of three to five years.

Defined Contribution Plan

The Partnership maintains a 401(k) plan covering substantially all employees, with the Partnership matching up to 4% of employee payroll deferrals at the Partnership's discretion.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis, and are valued at quoted market or dealer quotes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Partnership is a Limited Liability Partnership, which does not incur federal income taxes. Instead, its taxable income or loss is reflected by the partners on their individual income tax returns. No provision for income taxes is included in the accompanying statement of financial condition.

The Partnership assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Partnership's major tax jurisdictions. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for years before 2011.

The Partnership assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Partnership records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Partnership believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying statement of financial condition.

NOTE 2. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The primary clearing and depository operations for the Partnership's securities transactions are provided by a brokerage firm whose principal office is in New York, New York. At December 31, 2014, the receivable from broker, $1,107,227 of cash and cash equivalents, and $450,000 included as part of the deposit at brokers as reflected in the accompany statement of financial condition, are held by and due from the primary clearing broker.

NOTE 2. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Partnership, through its clearing firm, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Partnership executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Partnership to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2014, the Partnership's "Net Capital" was $1,266,341 which exceeded the requirements by $1,016,341 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.87 to 1.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2014 consisted of the following:

Furniture and fixtures	$	114,236
Leasehold improvements		181,733
Office equipment		422,970
		718,939
Less: accumulated depreciation and amortization	(	487,337)
	$	231,602

NOTE 5. RELATED PARTY TRANSACTIONS

Credit Andorra, SA

During 2014, Credit Andorra, SA (CA), the Partnership's majority Limited Partner, provided certain services to the Partnership.

Beta Capital Management, LLC

During 2014, the Partnership was reimbursed by Beta Capital Management, LLC (BCM) for use of office space, property and equipment and administrative support. BCM is related by common ownership.

Credit Andorra US GP, LLC

During 2014, Credit Andorra US GP, LLC (USGP), the Partnership's General Partner, provided the Partnership with a $210,535 non-cash capital contribution in the form of debt forgiveness. Additionally, USGP purchased $131,986 of fixed assets, which it rents to the Partnership.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Partnership is obligated under non-cancelable operating leases and service contracts for office space and equipment.

The approximate future minimum payments under non-cancelable operating leases and service contracts for the years subsequent to December 31, 2014 are as follows:

2015	464,000
2016	359,000
2017	317,000
2018	157,000
	$ 1,297,000

Legal and Regulatory

During the normal course of operations, the Partnership, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Partnership does not believe that these matters will have a material adverse effect on the Partnership's financial position.